NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001088

Received SEC
FEB 03 2009
Washington, DC 20549

February 3, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-09

Re: Citigroup Inc.
Incoming letter received December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter received on December 19, 2008 concerning the shareholder proposal submitted to Citi by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dan Koeppel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

February 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter received December 19, 2008

The proposal requests that the board of directors initiate the appropriate process to amend Citi's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(7), as relating to Citi's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Dropkin, Shelley J [dropkins@citi.com]
Sent: Friday, December 19, 2008 4:49 PM
To: shareholderproposals
Subject: SEC No-Action Petition for (C) - Central Laborers' Pension, Welfare & Annuity Funds
Attachments: Scan001.PDF

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 21, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement, including relevant exhibits, outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(i)(7).

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd floor
New York, NY 10022
Fax: 212 793 7600
Phone: 212 793 7396

<<Scan001.PDF>>

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RECEIVED
2009 FEB -3 AM 11:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Response to Citigroup, Inc.'s Request for No-Action Advice Concerning the Central Laborers' Pension, Welfare & Annuity Funds' Shareholder Proposal

Dear Sir or Madam:

The Central Laborers' Pension, Welfare & Annuity Funds ("Fund") hereby submits this letter in reply to Citigroup, Inc.'s ("Citigroup" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Matter of Succession Planning is Not a Matter of Ordinary Business and thus the Company Fails to Satisfy its Burden under Rule 14a-8(i)(7).

The Company's states that the Proposal may be excluded because the Proposal pertains to matters of Citigroup's ordinary business operations. The Company's argument misconstrues the ordinary business exclusion and should be rejected.

The Company notes that

> '**certain tasks are so fundamental to management's ability to run a company on a day-to-day basis** that they could not, as a practical matter, be subject to direct shareholder oversight.' Examples cited by the Commission included the 'management of the workforce, such as the hiring, promotion, and termination of employees....'
>
> The second consideration underlying the policy of the ordinary business exception is the 'degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon

> which shareholders, as a group, would not be in a position to make an informed judgment.' (emphasis added)

Succession planning is not fundamental to management's ability to run the company

The first prong of the ordinary business analysis requires determining whether the Fund's proposal relates to a subject fundamental to ***management's*** ability to run the company on a day-to-day basis. The Proposal does not; it relates to a core function of the board of directors, as the Company recognizes.

Succession planning is a function of the board of directors. The Company notes:

> Ensuring that a corporation is prepared for the planned or unplanned departure of its CEO is fundamental duty of the Board of Directors, because the role of the CEO is critical to the success of a corporation's day-to-day business operations, as well as its long-term business strategy.

The Company's Corporate Governance Principles provide in pertinent part:

> **Succession Planning** The Nomination and Governance Committee, or a subcommittee thereof, shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination and Governance Committee, or a subcommittee thereof, to nominate and evaluate potential successors to the CEO.

The essence of the Proposal is the Fund's request

> [T]hat the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including . . .
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

For the Company to prevail in its request for no-action relief, the Staff would have to conclude that succession planning is effectively a management function. Yet it is difficult to conceive of an issue less within management's exclusive purview than succession planning. Shareholders elect directors to oversee management and the company and protect shareholders' interests.

Perhaps the most important duty directors have is to select proper management. Certainly shareholders have the right to request that the board inform shareholders of the manner in which it is fulfilling one of its key functions, that of succession planning. This is evidenced, in part, by the fact that thirteen companies have recently adopted this succession planning proposal, including Advanced Auto Parts, Altria, Cheesecake Factory, Krispy Kreme, Limited Brands, Robert Half International, Starbucks and Tim Hortons.

We also note that the Staff has consistently and appropriately ruled that shareholders have the right to submit shareholder proposals related to the compensation of senior executives. By the same token, we submit that shareholders should have the right to submit proposals concerning the Board's succession plans for senior executives.

Our Proposal is not an inappropriate attempt to micro-manage the Company.

The second prong of the ordinary business exclusion requires a persuasive demonstration by the Company that the Proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal does not do so. Rather, it requests in a straight-forward and reasoned fashion that the Board of Directors amend its corporate governance principles by adopting a written and detailed succession planning policy and then provide disclosure to shareholders.

Such a request certainly seems reasonable at a company that has had a recent transition in a new CEO. As the Company's 2008 proxy statement notes, Vikram S. Pandit has served as Chief Executive Officer since December, 2007. The Proposal does not seek to control or even influence the Company's succession planning beyond requesting that the Board consider certain best practices and then report to shareholders. Such is precisely the purpose of shareholder proposals and the Company should not be allowed to avoid placing the matter before them. Given the critically-important nature of succession planning, shareholders deserve no less.

The Proposal appropriately addresses the Board's role in succession planning and for this reason the Company's request for no-action relief should be denied.

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(7) and its request for no-action relief should be denied. Should you have any further questions, please contact Ms. Jennifer O'Dell at (202) 942-2359 or via email at jodell@liuna.org.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by <u>Central Laborers' Pension, Welfare & Annuity Funds</u>

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 21, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a proposal may be omitted if "it deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2009.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Richard Metcalf, LIUNA
Jennifer O'Dell, LIUNA

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal provides as follows:

That the shareholders of Citigroup Inc. ("Company") request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed CEO succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

The Company believes that the Proposal may be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i) (7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT REQUESTS THAT THE COMPANY ADOPT AND DISCLOSE A CEO SUCCESSION PLANNING POLICY, MATTERS THAT RELATE TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal requests that the Board of Directors adopt a CEO succession planning policy with specific enumerated features. In addition, the Proposal mandates disclosure of the policy as well as a report to stockholders on the Company's succession plan. These matters are core management functions that fall squarely within management's day-to-day operation of the Company.

CEO succession planning is an ordinary business matter.

In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission identified two central considerations underlying the ordinary business exclusion. The first is that: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. An example is the management of the workforce, such as the "hiring, promotion and termination of employees." The second consideration involves the degree to which the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Decisions related to the termination, promotion and hiring of employees and disclosures pertaining thereto are core management functions that fall squarely within the Company's ordinary business operations.

Ensuring that a corporation is prepared for the planned or unplanned departure of its CEO is a fundamental duty of the Board of Directors, because the role of the CEO is critical to the success of a corporation's day-to-day business operations, as well as its long-term business strategy. As such, development of a succession plan is a matter of internal business planning and policy.

The Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7) decisions relating to the hiring, promotion or termination of executive officers because such decisions fall squarely within a company's ordinary business operations. In Whole Foods Market, Inc. (avail. November 25, 2008), Merrill Lynch & Co., Inc. (avail. February 12, 2008), Verizon Communications, Inc. (avail. February 12, 2008) and Bank of America Corp. (avail. Jan. 4, 2008), the Staff found that a shareholder proposal recommending that the board of directors "adopt and disclose a written and detailed succession planning policy" that included, among other features, a "CEO succession planning process" was excludable under Rule 14a-8(i)(7) because it related to "ordinary business operations (i.e. the termination, hiring, or promotion of employees)."

In addition, the hiring and retention of employees are routine matters normally left to the day-to-day managers of a corporation. In accordance with that view, the Staff has consistently determined that shareholder proposals relating to employment are properly excludable from proxy materials. See, e.g. Walt Disney Company (avail. December 16, 2002), where the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees; Wachovia Corporation (avail. February 17, 2002), where the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees; Merrill Lynch (avail. February 8, 2002), where the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees; and U.S. Bancorp (avail. February 27, 2000) where the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees.

The purpose of succession plan is to minimize disruption in the operations of a company in the event of the retirement, resignation, termination, death or temporary or permanent disability of its CEO, by enabling the Board of Directors to identify and plan for the development of potential candidates for the position of CEO. The Company's Board of Directors has the intimate knowledge of the Company's operations, strategic business plans, legal and regulatory requirements and human resource policies that is necessary to formulate such a plan. It would be in appropriate for the Company's stockholders to scrutinize the Board's practices regarding CEO succession because they do not have, individually or collectively, the necessary information to make an informed judgment. The Staff has consistently determined that proposals that seek to micro-manage or monitor the Board of Directors' oversight of internal management processes and policies may be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Verizon Communications Inc. (avail. February 23, 2007) (proposal requesting board to form a corporate responsibility committee); The AES Corporation (avail. January 9, 2007) (proposal requesting board to create an ethics oversight committee); H.R. Block, Inc. (avail. May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); and Halliburton Company (avail. March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violations and investigations).

Decisions regarding disclosure are core management functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company disclose "a written and detailed succession policy" and produce a report on its succession plan. This information is highly confidential and sensitive and relates solely to the conduct of the Company's ordinary business operations. There are no rules or regulations requiring disclosure of this information and its disclosure may have an anti-competitive effect on the Company. As such, decisions as to what constitutes appropriate disclosure with respect to CEO succession relate to the Company's ordinary business operations.

The complex decisions that are made and policies that are crafted concerning succession planning involve sensitive and confidential information that should not be shared with the stockholders or the public at large. The Proponent expressly requests that the Company address "the Company's business strategy" in its disclosure of its succession policy. Competitors would therefore be in a better position to assess the Company's long-term strategic objectives and plans, prepare counter strategies and thereby gain an advantage over the Company. Indeed, the Proposal specifically requests that the Company's Board of Directors begin "non-emergency CEO succession planning at least 3 years before an expected transition." Specific information about such plans appearing in the annual report requested by the Proposal would further provide rival companies with strategic information regarding the approximate timing of a change in management. Releasing succession planning information, through both general policy disclosure and annual reports as requested by the Proponent, could also serve to impede the Company's recruiting and retention efforts of upper-management.

In Peregrine Pharmaceuticals, Inc. (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also AmerInst Insurance Group, Ltd. (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Proposal, in imposing additional disclosure requirements, seeks to inappropriately micromanage a core business function of the Company.

The policy seeks to govern business conduct involving internal policies

The Proposal, by requesting the adoption of an internal policy on CEO succession planning, seeks to govern the Company's business conduct in the area of its relationships with employees. The policy would also require additional disclosures. All of these matters are internal operations and decision-making with respect to these matters are core management functions.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., H&R Block Inc. (avail. August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); Bank of America Corporation (avail. March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (avail. November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); CVS Corporation (avail. February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); Associates First Capital Corporation (avail. February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); Chrysler Corp. (avail. February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); and Citicorp (avail. January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The adoption of the policy requested by the Proposal would infringe improperly on management's ability to oversee business practices. The Proposal, in requiring adoption of an internal policy that would govern CEO succession planning seeks to inappropriately micromanage a core business function of the Company.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

RECEIVED

NOV 10 2008

SHELLEY [illegible]

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (212) 793-5300

RECEIVED NOV 1 3 2008

November 6, 2008

Mr. Michael Helfer
General Counsel and Corproate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Dear Mr. Helfer,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Citigroup. Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 43,984 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Del
Enclosure

Resolved: That the shareholders of Citigroup, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

Nov. 7. 2008 9:39AM No. 5865 P. 1

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166
314 418-0388
314 418-2520 fax

RECEIVED
NOV 10 2008
MICHAEL HELFER

RECEIVED
SHELLEY DROPKIN

Sent Via Fax (212) 793-5300

November 7, 2008

Mr. Michael Helfer
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

U.S. Bank holds 43,984 shares of Citigroup, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Citigroup, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

this to Dropkin

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
212-559-5152

11/13/08

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

November 14, 2008

Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
201 N. Main Street
Jacksonville, IL 62651
Attention: Barry McAnarney

Dear Mr. McAnarney:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Central Laborers' Pension, Welfare & Annuity Funds for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Cc: Jennifer O'Dell
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington D.C. 20006

END